CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission (the "Commission") dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997, February 5, 1997, June 10, 1997, January 16, 1998, December 7, 1998 and June 8, 2001 in the matter of File No. 70-8461.

                                 --------------

Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On October 2, 2002, the issuance and sale by Alabama Power Capital Trust IV, a Delaware statutory trust ("Trust IV"), of 100,000 of its Flexible Trust Preferred Securities (Five Year Initial Fixed Rate Period) (Liquidation Amount $1,000 per Preferred Security) (the "Trust IV Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. On October 2, 2002, the issuance and sale by Alabama Power Capital Trust V, a Delaware statutory trust ("Trust V"), of 200,000 of its Flexible Trust Preferred Securities (Seven Year Initial Fixed Rate Period) (Liquidation Amount $1,000 per Preferred Security) (the "Trust V Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The issuance by the Company of $103,093,000 aggregate principal amount of its Series D Junior Subordinated Notes due October 1, 2042 (the "Series D Notes"), pursuant to the Third Supplemental Indenture dated as of October 2, 2002, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         4. The issuance by the Company of $206,186,000 aggregate principal amount of its Series E Junior Subordinated Notes due October 1, 2042 (the "Series E Notes"), pursuant to the Fourth Supplemental Indenture dated as of October 2, 2002, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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                                      - 2 -

         5. The execution by the Company of the Guarantee Agreement, dated as of October 1, 2002, providing for the guarantee by the Company of certain obligations of Trust IV in respect of the Trust IV Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         6. The execution by the Company of the Guarantee Agreement, dated as of October 1, 2002, providing for the guarantee by the Company of certain obligations of Trust V in respect of the Trust V Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

          7. Filed herewith are the following exhibits:

             Exhibit A - Prospectus Supplement with respect to the Trust
                         IV Preferred Securities, dated September 26, 2002. (Filed electronically September 30, 2002, in File Nos. 333-72784, 333-72784-01 and 333-72784.)

             Exhibit B - Prospectus Supplement with respect to the Trust
                         V Preferred Securities, dated September 26, 2002. (Filed electronically September 30, 2002, in File Nos. 333-72784, 333-72784-01 and 333-72784.)

             Exhibit C - Underwriting Agreement dated September 26, 2002 relating to the Trust IV Preferred Securities. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 1.5-A.)

             Exhibit D - Underwriting Agreement dated September 26, 2002 relating to the Trust V Preferred Securities. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 1.5-B.)

             Exhibit E - Amended and Restated Trust Agreement of Alabama
                         Power Capital Trust IV dated as of October 1, 2002. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 4.12-A.)

             Exhibit F - Amended and Restated Trust Agreement of Alabama
                         Power Capital Trust V dated as of October 1, 2002. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 4.12-B.)


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                                      - 3 -

             Exhibit G - Third Supplemental Indenture to the Subordinated
                         Note Indenture dated as of October 2, 2002, between the Company and JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 4.9-A.)

             Exhibit H - Fourth Supplemental Indenture to the
                         Subordinated Note Indenture dated as of October 2, 2002, between the Company and JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated September 26, 2002, as Exhibit 4.9-B.)

             Exhibit I - Guarantee Agreement dated as of October 1, 2002 with respect to the Trust IV Preferred Securities. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 4.16-A.)

             Exhibit J - Guarantee Agreement dated as of October 1, 2002 with respect to the Trust V Preferred Securities. (Designated in Form 8-K dated September 26, 2002, as
                         Exhibit 4.16-B.)

             Exhibit K - Opinion of Balch & Bingham LLP dated October 7,
                         2002.




Dated    October 7, 2002                    ALABAMA POWER COMPANY



                                            By /s/Wayne Boston
                                                 Wayne Boston
                                             Assistant Secretary